October 29, 2009

John Amand, President
World Wide Relics Inc.
817 West End Avenue, Suite 3 C
New York, N.Y. 10025

      RE: **World Wide Relics Inc. ("the company")**
              Amendment No. 3 to Registration Statement on
              Form S-1
              Filed October 13, 2009
              File No. 333-159028

Dear Mr. Amand:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We cannot locate where you have complied with our comment #2 from the previous letter of September 10, 2009. Indicate by checking the appropriate box on the cover page whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Prospectus cover page

2. We note the sentence on this page which reads, "In addition the 1,478,559 shares of common stock which form that portion of the spun off shares not owned by the controlling shareholder are being registered for resale." This statement does not appear to agree with the first sentence under "The Distribution." Please revise as appropriate. If the registration statement also covers the resale offering, please provide the disclosure required by Items 507 and 508 of Regulation S-K.

Table of Contents, page 1

3. Please correct the Table to replace "Selling Shareholders" with "The Distribution" on page 36, as appropriate.

History of the Company, page 18

4. With respect to our previous comment #6 in the September 10, 2009 letter, we requested disclosure to explain the reference to "review of strategic alternatives"; however, this language has been omitted in the present amendment. Please explain and add disclosure responsive to comment 6, if appropriate.

The Technology, page 20

5. Please add the thrust of your response #10 in counsel's October 13, 2009 letter that "[W]e have no formal agreement with Mr. Sanjay Suri, the proprietor of UJNA International".

6. Also, please add your response #11 from counsel's October 13, 2009 letter that "[W]e have no formal written agreement with this company" referring to UJNA International.

Liquidity and Capital Resources, page 29

7. We note that the company estimates that it will need approximate funding of $50,000 for the next 9 months and that it does not have any arrangements for funding and that the officers and directors do not have a legal commitment to provide funds to the company. Please expand your discussion to add the concerns from page 7 in the risk factor, "Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability of obtain future financing and which may force us to cease operations."

Security Ownership of Certain Beneficial Owners…, page 34

8. Please revise the second table to refer to ownership as of the same date as the first table, September 30, 2009.   Please also update the share ownership disclosed elsewhere in the prospectus, such as "Shares Eligible for Future Sale" and "Our Trading Symbol."

Our Trading Symbol, page 41

9. As previously requested in comment #25 from our September 10, 2009 letter, please indicate the number of shareholders of record of the company's common stock after the spin-off.

Index to Financial Statements, page 45

10. We note your response to supplemental comment 26 in our letter dated September 10, 2009. Please provide a separate and specific response to each bullet point below explaining why costs incurred by Classic Costume on behalf of World Wide Relics are properly not reflected in the financial statements of World Wide Relics:

- During the time period World Wide Relics was a wholly-owned subsidiary of Classic Costume, Classic Costume's statement of operations presents audit fees of $48,000 and $11,000 in 2008 and 2007, respectively. Your statements show no audit fees even though the filing provides an audit report for the two years ended. Please explain why a reasonable portion of these costs are not attributable to the audit of the subsidiary's financial statements.

- On January 7, 2007, Classic Costume issued 10 million CCUC shares valued at $0.05 per share to or E. Todd Owens for professional services rendered. During 2007 and 2008 Mr. Owens also served World Wide Relics as a secretary, principal accounting officer and director. Of those 10 million shares issued, 5 million were exchanged for World Wide Relics shares and are being registered in this registration statement. Describe to us the professional services rendered by Mr. Owens and why none of the costs relates to those services were allocated to World Wide Relics.

Part II.

Item 16. Exhibits

Exhibit 23.1

> 11. Please revise your filing to include a consent from your independent registered public accounting firm.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brian McAllister at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Roger L. Fidler, Esq.
        at (201) 670-0888